As filed with the Securities and Exchange Commission on April 9, 2025.
Registration Nos. 33-83548
811-08748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 52
☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 53
☒
(Check Appropriate Box or Boxes)

WANGER ADVISORS TRUST
(Exact Name of Registrant as Specified in Charter)

290 Congress Street, Boston, Massachusetts 02210
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Daniel J. Beckman c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210
(Name and Address of Agents for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
EXPLANATORY NOTE
This Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A (File No. 33-83548) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 52 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 52 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 52 shall become effective upon filing with the SEC.
This Post-Effective Amendment relates to all series of the Registrant.

PART C. OTHER INFORMATION
Item 28. Exhibits
Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(1)	Agreement and Declaration of Trust	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #56 on Form N-1A	(a)	4/19/1996
(b)	By-laws dated December 20, 2004, as amended through June 10, 2020	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #50 on Form N-1A	(b)	4/27/2023
(c)(1)	Specimen Share Certificate – Wanger U.S. Small Cap	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #1 on Form N-1A	*	8/25/1995
(c)(2)	Specimen Share Certificate – Wanger International Small Cap	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #1 on Form N-1A	*	8/25/1995
(d)(1)	Investment Advisory Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC dated May 27, 2010	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #27 on Form N-1A	(d)(1)	4/25/2011
(d)(1)(ii)	Investment Advisory Fee Reduction Agreement between Wanger Advisors Trust, on behalf of Wanger Acorn and Columbia Wanger Asset Management, LLC dated May 1, 2022	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #49 on Form N-1A	(d)(2)	4/28/2022
(d)(1)(ii)	Amendment No. 1, dated March 1, 2025, to the Investment Advisory Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC dated May 27, 2010	Filed Herewith	Wanger Advisors Trust	33-83548	Post-Effective Amendment #52 on Form N-1A	(d)(1)(ii)	4/9/2025
(d)(2)	Management Agreement, dated April 1, 2025, between Columbia Wanger Asset Management, LLC, Columbia Acorn Trust and Columbia Wanger Advisors Trust	Incorporated by reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #118 on Form N-1A	(d)(2)	4/4/2025
(d)(3)	Administrative Services Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC dated May 1, 2010, (the “Administrative Services Agreement”)	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #27 on Form N-1A	(d)(3)	4/25/2011
(d)(3)(i)	Amendment No. 1 dated September 21, 2016 to the Administrative Services Agreement.	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #39 on Form N-1A	(d)(4)	4/28/2017
(d)(3)(ii)	Amendment No. 2 dated March 1, 2025 to the Administrative Services Agreement.	Filed Herewith	Wanger Advisors Trust	33-83548	Post-Effective Amendment #52 on Form N-1A	(d)(3)(ii)	4/9/2025
(e)(1)
Distribution Agreement, dated March 1,
2025, by and between Registrant,
Columbia Funds Variable Insurance
Trust, Columbia Funds Variable Series
Trust II and Columbia Management
Investment Distributors, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(e)(1)	4/7/2025

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(e)(1)(i)
Schedule I, effective March 1, 2025, and
Schedule II, dated September 7, 2010, to
the Distribution Agreement, dated March
1, 2025, between Registrant, Columbia
Funds Variable Insurance Trust,
Columbia Funds Variable Series Trust II
and Columbia Management Investment
Distributors, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(e)(1)(i)	4/7/2025
(f)	None
(g)	Custody Agreement among JPMorgan Chase Bank, N.A., Columbia Acorn Trust and Wanger Advisors Trust dated December 15, 2010, effective July 22, 2011, with Addendums dated July 14, 2011	Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #91 on Form N-1A	(g)	8/17/2011
(h)(1)
Shareholder Services Agreement by and
between the Registrant, Columbia Funds
Variable Insurance Trust, Columbia
Funds Variable Series Trust II and
Columbia Management Investment
Services Corp., dated April 1, 2025
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(h)(1)	4/7/2025
(h)(1)(i)
Schedule A, effective April 1, 2025, and
Schedule B, effective July 1, 2017, to the
Shareholder Services Agreement by and
between the Registrant, Columbia Funds
Variable Insurance Trust, Columbia
Funds Variable Series Trust II and
Columbia Management Investment
Services Corp., dated April 1, 2025
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #97 on Form N-1A	(h)(1)(i)	4/7/2025
(h)(2)
Amended and Restated Fee Waiver and
Expense Cap Agreement, effective April
1, 2025, between Columbia Management
Investment Advisers, LLC, Columbia
Wanger Asset Management, LLC,
Columbia Management Investment
Distributors, Inc., Columbia
Management Investment Services Corp.,
Columbia Acorn Trust, Columbia Credit
Income Opportunities Fund, Columbia
Funds Series Trust, Columbia Funds
Series Trust I, Columbia Funds Series
Trust II, Columbia Funds Variable
Insurance Trust, Columbia Funds
Variable Series Trust II and Wanger
Advisors Trust
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #118 on Form N-1A	(h)(2)	4/4/2025

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(2)(i)
Schedule A, as of April 1, 2025, to the
Amended and Restated Fee Waiver and
Expense Cap Agreement, effective April
1, 2025, between Columbia Management
Investment Advisers, LLC, Columbia
Wanger Asset Management, LLC,
Columbia Management Investment
Distributors, Inc., Columbia
Management Investment Services Corp.,
Columbia Acorn Trust, Columbia Credit
Income Opportunities Fund, Columbia
Funds Series Trust, Columbia Funds
Series Trust I, Columbia Funds Series
Trust II, Columbia Funds Variable
Insurance Trust, Columbia Funds
Variable Series Trust II and Wanger
Advisors Trust
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #118 on Form N-1A	(h)(2)(i)	4/4/2025
(h)(3)	Participation Agreement among Wanger Advisors Trust, Phoenix Home Life Mutual Insurance Company, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated May 6, 2008	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(7)	2/22/2010
(h)(4)	Participation Agreement among Wanger Advisors Trust, PHL Variable Insurance Company, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 4, 2008	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(8)	2/22/2010
(h)(5)
Participation Agreement between
Wanger Advisors Trust and Aegon
Financial Services Group, Inc. (formerly
Providian Life and Health Insurance
Company and formerly National Home
Life Assurance Company) dated May 19,
1995
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #2 on Form N-1A	(9)(a)(4)	4/18/1996
(h)(5)(i)
Amendment No. 1 to the Participation
Agreement between Wanger Advisors
Trust and Aegon Financial Services
Group, Inc. (formerly Providian Life and
Health Insurance Company and formerly
National Home Life Assurance
Company) dated December 16, 1996
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #3 on Form N-1A	(9)(a)(3)	4/21/1997
(h)(5)(ii)
Participation Agreement between
Wanger Advisors Trust and Aegon
Financial Services Group, Inc. (formerly
First Providian Life and Health
Insurance Company) dated November
15, 1996, and Amendment No. 1 dated
December 16, 1996
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #3 on Form N-1A	(9)(a)(4)	4/21/1997
(h)(6)	Participation Agreement between Wanger Advisors Trust and Keyport Benefit Life Insurance Company dated September 29, 2000	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #13 on Form N-1A	(h)(7)	4/25/2001
(h)(7)	Participation Agreement between Wanger Advisors Trust and Keyport Life Insurance Company dated September 29, 2000	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #13 on Form N-1A	(h)(8)	4/25/2001

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(8)	Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated May 1, 2002	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #15 on Form N-1A	(h)(13)	4/10/2003
(h)(8)(i)	Amendment No. 1 to the Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2002	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #15 on Form N-1A	(h)(14)	4/10/2003
(h)(8)(ii)	Amendment No. 2 to the Participation Agreement among Wanger Advisors Trust, Liberty Funds Distributor, Inc. and Transamerica Life Insurance Company dated December 1, 2003	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #16 on Form N-1A	(h)(15)	4/20/2004
(h)(9)	Participation Agreement among Wanger Advisors Trust, Columbia Funds Distributor, Inc. and Transamerica Financial Life Insurance Company dated May 1, 2004	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #16 on Form N-1A	(h)(16)	4/20/2004
(h)(10)	Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and ING Insurance Company of America dated May 1, 2004	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(20)	2/22/2010
(h)(11)
Participation Agreement among Wanger
Advisors Trust, Columbia Funds
Distributors, Inc., Sun Life Assurance
Company of Canada (U.S.) and Sun Life
Insurance and Annuity Company of New
York restated April 1, 2007
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(19)	2/22/2010
(h)(12)	Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and ING Insurance Company of America dated May 1, 2004	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #17 on Form N-1A	(h)(19)	2/18/2005
(h)(13)	Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., ING Life Insurance and Annuity Company and Reliastar Life Insurance Company dated May 1, 2004.	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(22)	2/22/2010
(h)(13)(i)	Participation Agreement among Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., ING Life Insurance and Annuity Company and Reliastar Life Insurance Company dated May 1, 2004.	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #21 on Form N-1A	(h)(26)	4/16/2007
(h)(13)(ii)
Amendment No. 1 to the Participation
Agreement among Wanger Advisors
Trust, Columbia Wanger Asset
Management, L.P., ING Life Insurance
and Annuity Company and Reliastar Life
Insurance Company dated May 1, 2007
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(22)	2/22/2010
(h)(14)	Participation Agreement among Merrill Lynch Life Insurance Company, Wanger Advisors Trust and Columbia Funds Distributor, Inc. dated March 4, 2005	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(21)	4/20/2006

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(14)(i)
Amendment No. 1 to Participation
Agreement among Merrill Lynch Life
Insurance Company, Wanger Advisors
Trust and Columbia Management
Distributors, Inc. (formerly Columbia
Funds Distributor, Inc.) dated April 27,
2007
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #21 on Form N-1A	(h)(18)	4/16/2007
(h)(15)	Participation Agreement among ML Life Insurance Company of New York, Wanger Advisors Trust and Columbia Funds Distributor, Inc. dated March 4, 2005	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(21)	4/20/2006
(h)(15)(i)
Amendment No. 1 to Participation
Agreement among ML Life Insurance
Company of New York, Wanger
Advisors Trust and Columbia
Management Distributors, Inc. (formerly
Columbia Funds Distributor, Inc.) dated
April 27, 2007
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(20)	4/16/2007
(h)(16)	Participation Agreement among TIAA- CREF Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated March 1, 2006	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #19 on Form N-1A	(h)(23)	4/20/2006
(h)(17)
Amended and Restated Participation
Agreement among Wanger Advisors
Trust, Columbia Wanger Asset
Management, L.P., Columbia
Management Distributors, Inc. and
Symetra Life Insurance Company dated
September 30, 2009
		Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #25 on Form N-1A	(h)(28)	2/22/2010
(h)(18)	Participation Agreement among RiverSource Life Insurance Co. of New York, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 2, 2007	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(24)	4/16/2007
(h)(19)	Participation Agreement among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated April 2, 2007	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #20 on Form N-1A	(h)(25)	4/16/2007
(h)(20)	Participation Agreement among Kemper Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. dated September 18, 2008	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #24 on Form N-1A	(h)(30)	4/29/2009
(h)(21)	Amended and Restated Credit Agreement, as of October 24, 2024	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #95 on Form N-1A	(h)(8)	11/13/2024
(i)	Not applicable
(j)	Consent of Independent Registered Accounting Firm – Not Applicable

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(k)	Omitted Financial Statements: Not Applicable
(l)	Subscription Agreement	Incorporated by Reference	Wanger Advisors Trust	33-83548	Post-Effective Amendment #2 on Form N-1A	(13)	4/19/1996
(m)	None
(n)	None
(o)	Not applicable
(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #68 on Form N-1A	(p)(1)	4/26/2019
(p)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective December 2024	Incorporated by Reference	Columbia ETF Trust I	333-209996	Post-Effective Amendment #40 on Form N-1A	(p)(2)	12/19/2024
* This document was filed with the Securities and Exchange Commission on paper and is not available through the Securities and Exchange Commission’s Electronic Data Gathering and Retrieval (EDGAR) database. Incorporated by reference to post-effective amendment no. 1 to Registrant’s registration statement on form N-1A, Securities Act registration no. 33-83548 (the “Registration Statement”) filed on August 25, 1995.
Item 29. Persons Controlled by or Under Common Control with the Registrant
Columbia Management Investment Advisers, LLC (the investment manager or Columbia Management), as sponsor of the Columbia funds, may make initial capital investments in Columbia funds (seed accounts). Columbia Management also serves as investment manager of certain Columbia funds-of-funds that invest primarily in shares of affiliated funds (the underlying funds). Columbia Management does not make initial capital investments or invest in underlying funds for the purpose of exercising control. However, since these ownership interests may be significant, in excess of 25%, such that Columbia Management may be deemed to control certain Columbia funds, procedures have been put in place to assure that public shareholders determine the outcome of all actions taken at shareholder meetings. Specifically, Columbia Management (which votes proxies for the seed accounts) and the Boards of Trustees of the affiliated funds-of-funds (which votes proxies for the affiliated funds-of-funds) vote on each proposal in the same proportion as the vote of the direct public shareholders vote; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.
Item 30. Indemnification
Article VIII of the Agreement and Declaration of Trust of the Registrant (listed as Exhibit a.1 and incorporated in this filing by reference) provides in effect that Registrant shall provide certain indemnification of its trustees and officers. In accordance with Section 17(h) of the Investment Company Act of 1940, as amended, that provision shall not protect any trustee or officer against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant has entered into Indemnification Agreements with each of the independent trustees which provide that the Registrant shall indemnify and advance expenses to the independent trustees as provided in the Indemnification Agreements and otherwise to the fullest extent permitted by applicable law. The Registrant will indemnify the independent trustees from and against any and all judgments, penalties, fines and amounts paid in settlement, and all expenses actually and reasonably incurred by the independent trustees in connection with a proceeding to which he or she is a party to by reason of his or her position as an independent trustee. The Registrant will not indemnify the independent trustees for monetary settlements or judgments relating to insider trading, disgorgements of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or any liability to the Trust or its shareholders with respect to a final adjudication that an action or omission by an independent trustee was committed in bad faith, involved active or deliberate dishonesty or that the trustee engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.
The Registrant, its trustees and officers, its investment adviser and persons affiliated with them are insured under policies of insurance maintained by Registrant and its investment adviser, respectively, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such trustees or officers. The policies expressly excludes coverage for any trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.
Item 31. Business and Other Connections of the Investment Adviser
The information in the prospectuses under the caption “Management of the Fund - Primary Service Providers - The Investment Manager” is incorporated by reference. Columbia Wanger Asset Management, LLC (“CWAM”) was not at any time during the past two years engaged in any other business, profession, vocation or employment of a substantial nature either for its own account or in the capacity of director, officer, employee, partner or trustee.
Item 32. Principal Underwriter
(a)
Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant:
Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Series Trust II; Columbia Funds Variable Insurance Trust and Wanger Advisors Trust.
(b)
As to each director, principal officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant
William F. Truscott	President, Chief Executive Officer and Chairman of the Board	Senior Vice President
Francine Asselta	Vice President and Head of North America Institutional	None
Jason S. Bartylla	Chief Financial Officer and Director	None
Michael E. DeFao	Vice President, Chief Legal Officer and Assistant Secretary	Vice President and Assistant Secretary
Stephen O. Buff	Vice President, Chief Compliance Officer	None
James Bumpus	Vice President and Head of Intermediary Markets and Director	None
Thomas A. Jones	Vice President and Head of Strategic Relations	None
Gary Rawdon	Vice President – Distribution Strategy, Planning and Execution	None
Daniel J. Beckman	Vice President and Director	Board Member, President and Principal Executive Officer
Marc Zeitoun	Vice President and Head of North America Product	None
Suzanne Lieb	Vice President and Head of North America Marketing	None
Wendy B. Mahling	Secretary	None
Amy L. Hackbarth	Vice President and Assistant Secretary	None
Mark D. Kaplan	Vice President and Assistant Secretary	None
Ryan C. Larrenaga	Vice President and Assistant Secretary	Senior Vice President, Chief Legal Officer and Secretary
Joseph L. D’Alessandro	Vice President and Assistant Secretary	Assistant Secretary
Christopher O. Petersen	Vice President and Assistant Secretary	Senior Vice President and Assistant Secretary
Kayla Sylvia	Vice President and Assistant Secretary	None
Shweta J. Jhanji	Vice President and Treasurer	None
Michael Tempesta	Anti-Money Laundering Officer and Assistant Identity Theft Prevention Officer	Anti-Money Laundering Officer
Kristin Weisser	Conflicts Officer	None
Kevin Sullivan	Identity Theft Prevention Officer and Assistant Anti-Money Laundering Officer	Privacy Officer and Identity Theft Prevention Officer
*
The principal business address of Columbia Management Investment Distributors, Inc. is 290 Congress Street, Boston, MA 02210.

(c)
Not Applicable.
Item 33. Location of Accounts and Records
Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:
■
Registrant, 290 Congress Street, Boston, MA, 02210;
■
Registrant’s investment adviser and administrator, Columbia Wanger Asset Management, LLC, 71 S. Wacker Drive, Suite 2500, Chicago, IL, 60606;
■
Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 290 Congress Street, Boston, MA, 02210;
■
Registrant’s transfer agent, Columbia Management Investment Services Corp., 290 Congress Street, Boston, MA, 02210;
■
Registrant’s sub-transfer agent, SS&C GIDS, Inc., 30 Braintree Hill Office Park, Suite 400, Braintree, MA 02184;
■
Registrant’s custodian, JP Morgan Chase Bank, N.A., 1 Chase Manhattan Plaza, 19th Floor, New York, NY 10005;
In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.
Certain information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on March 12, 2025.
Item 35. Undertakings
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, WANGER ADVISORS TRUST, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 9th day of April, 2025.
WANGER ADVISORS TRUST
By:	/s/ Daniel J. Beckman
Daniel J. Beckman Trustee and President
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 9th day of April, 2025.
Signature	Capacity	Signature	Capacity
/s/ Daniel J. Beckman	Trustee and President (Principal Executive Officer)	/s/ Patricia M. Flynn*	Trustee
Daniel J. Beckman		Patricia M. Flynn
/s/ Michael G. Clarke*	Chief Financial Officer, Principal Financial Officer and Senior Vice President	/s/ Brian J. Gallagher*	Trustee
Michael G. Clarke		Brian J. Gallagher
/s/ Charles H. Chiesa*	Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer	/s/ Douglas A. Hacker*	Trustee
Charles H. Chiesa		Douglas A. Hacker
/s/ Pamela G. Carlton*	Chair of the Board	/s/ Nancy T. Lukitsh*	Trustee
Pamela G. Carlton		Nancy T. Lukitsh
/s/ George S. Batejan*	Trustee	/s/ David M. Moffett*	Trustee
George S. Batejan		David M. Moffett
/s/ Kathleen A. Blatz*	Trustee	/s/ Catherine James Paglia*	Trustee
Kathleen A. Blatz		Catherine James Paglia
/s/ Janet Langford Carrig*	Trustee	/s/ Natalie A. Trunow*	Trustee
Janet Langford Carrig		Natalie A. Trunow
/s/ J. Kevin Connaughton*	Trustee	/s/ Sandra L. Yeager*	Trustee
J. Kevin Connaughton		Sandra L. Yeager
/s/ Olive M. Darragh*	Trustee
Olive M. Darragh

*	By: Name:	/s/ Joseph D’Alessandro
Joseph D’Alessandro** Attorney-in-fact
**
Executed by Joseph D’Alessandro on behalf of Michael G. Clarke and Charles H. Chiesa pursuant to a Power of Attorney, dated March 1, 2025, and on behalf of each of the Trustees pursuant to a Trustees Power of Attorney, dated March 1, 2025.

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
Each of the undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga, Brian D. McCabe, Christopher O. Petersen, and Megan E. Garcy, each individually, his or her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to any undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: March 1, 2025

[REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY]

/s/ George S. Batejan	Trustee	/s/ Brian J. Gallagher	Trustee
George S. Batejan		Brian J. Gallagher
/s/ Daniel J. Beckman	Trustee	/s/ Douglas Hacker	Trustee
Daniel J. Beckman		Douglas Hacker
/s/ Kathleen A. Blatz	Trustee	/s/ Nancy T. Lukitsh	Trustee
Kathleen A. Blatz		Nancy T. Lukitsh
/s/ Pamela G. Carlton	Trustee	/s/ David M. Moffett	Trustee
Pamela G. Carlton		David M. Moffett
/s/ Janet Langford Carrig	Trustee	/s/ Catherine James Paglia	Trustee
Janet Langford Carrig		Catherine James Paglia
/s/ J. Kevin Connaughton	Trustee	/s/ Natalie A. Trunow	Trustee
J. Kevin Connaughton		Natalie A. Trunow
/s/ Olive M. Darragh	Trustee	/s/ Sandra L. Yeager	Trustee
Olive M. Darragh		Sandra L. Yeager
/s/ Patricia M. Flynn	Trustee
Patricia M. Flynn

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND
TRI-CONTINENTAL CORPORATION
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Chief Financial Officer, Principal Financial Officer and Senior Vice President of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office(s) of a Registrant.
Dated: March 1, 2025
/s/ Michael G. Clarke
Michael G. Clarke

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND
TRI-CONTINENTAL CORPORATION
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated: March 1, 2025
/s/ Charles H. Chiesa
Charles H. Chiesa

Exhibit Index
Exhibits Related to Item 28 of Part C
(d)(1)(ii)	Amendment No. 1, dated March 1, 2025, to the Investment Advisory Agreement between Wanger Advisors Trust and Columbia Wanger Asset Management, LLC dated May 27, 2010
(d)(3)(ii)	Amendment No. 2 dated March 1, 2025 to the Administrative Services Agreement.